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THOMAS J. FRIEDMANN

thomas.friedmann@dechert.com +1 617 728 7120 Direct

June 21, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Anu Dubey

Re:	PennantPark Floating Rate Capital Ltd.
Registration Statement on Form N-2
File Number 333-279726

Dear Ms. Dubey:

On behalf of PennantPark Floating Rate Capital Ltd., a Maryland corporation (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on telephone calls held on June 10, 2024 between Anu Dubey of the Staff and Thomas Friedmann of Dechert LLP, outside counsel to the Fund, regarding the Registration Statement on Form N-2 (Registration No. 333-279726) of the Fund (the “Registration Statement”) filed on May 24, 2024 and the prospectus included therein. On the date hereof, the Fund has also filed with the Commission a pre-effective amendment No. 1 to the Registration Statement (the “Amendment”).

For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Amendment.

1. Please review Form N-2 requirements and confirm that information incorporated by reference to satisfy each disclosure requirement in Form N-2 is done in a way consistent with Rule 411(e). For example, add section references to specifically describe management and management fees (Items 9.1 and 20) and fund directors (Item 18). Identify where in the incorporated document you have taken the relevant information. For example, add a heading for directors as you have for “Risk Factors.”

United States Securities and Exchange Commission June 21, 2024 Page 2

Response: The Fund has revised the disclosure in response to the Staff’s comment.

2. The Fund must disclose compliance with various subsidiaries as follows:

(a)	Please create a defined term of “Subsidiary” to include all of the Fund’s wholly owned subsidiaries and supplementally confirm if any subsidiaries are not wholly owned, other than PSSL.

Response: The Fund has created a defined term of “Subsidiary” to include all of the Fund’s wholly owned subsidiaries in the Amendment and supplementally confirms that all of the Fund’s subsidiaries are wholly owned by the Fund. The Fund supplementally confirms that PSSL is an unconsolidated joint venture (rather than a Subsidiary) in which the Fund owns a 50% voting interest.

(b)

Please disclose that the Fund complies with provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with each Subsidiary, so that the Fund treats the Subsidiary’s debt as its own debt under Section 18.

Response: As requested, the Fund has revised the disclosure under the heading, “Organization and Structure of PennantPark Floating Rate Capital Ltd.” in the Amendment to provide that the Fund complies with Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis.

(c)

Please respond supplementally that any investment adviser to a Subsidiary complies with 1940 Act provisions relating to advisory contracts (Section 15) as if it were an adviser to the Fund. Confirm that any such advisory contract is filed as an exhibit to the Form N-2. If the same adviser and advisory contract governs all Subsidiaries, so disclose.

Response: The Fund supplementally confirms that any investment adviser to a Subsidiary will comply with 1940 Act provisions relating to advisory contracts (Section 15) as if it were an adviser to the Fund. To the extent that any investment adviser provides investment advisory services to any subsidiary, the advisory contract is filed as an exhibit to the Amendment and the Fund confirms it will file any such contract entered into in the future in an Exchange Act filing, if applicable.

(d)

Please disclose that each Subsidiary complies with 1940 Act provisions related to affiliated transactions and custody (Section 17). Identify custodian of a Subsidiary, if any. If the same as the Fund’s custodian, so disclose.

United States Securities and Exchange Commission June 21, 2024 Page 3

Response: As requested, the Fund revised the disclosure under the heading, “Organization and Structure of PennantPark Floating Rate Capital Ltd.” in the Amendment to clarify that each Subsidiary complies and intends to continue complying with the affiliate transaction rules and custody rules set forth in the 1940 Act. The Fund supplementally confirms that each subsidiary uses either the Fund’s custodian (The Bank of New York Mellon) or, alternatively, U.S. Bank National Association or Wilmington Trust, National Association.

(e)	Please supplementally explain whether financial statements of the Subsidiaries are consolidated with those of the Fund. If not, explain why not.

Response: The Fund supplementally confirms that the financial statements of all Subsidiaries are consolidated with the financial statements of the Fund.

(f)

Please supplementally confirm that each of the Subsidiaries and its board agree to inspection by Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and rules thereunder.

Response: As requested, the Fund supplementally confirms that each Subsidiary maintains its books and records in accordance with Section 31 of the 1940 Act and the rules thereunder. In addition, the Fund hereby agrees that it will permit members of the Staff to inspect such Subsidiary’s books and records upon request.

(g)

Please confirm that a Subsidiary’s management fee, if any, will be included in a Management Fee line item, and the Subsidiary’s other expenses will be included in the “other expenses” line item in the fee table.

Response: The Fund supplementally confirms that there is no separate management fee payable by any Subsidiary and the Management Fee of the Fund is calculated on a consolidated basis with the Subsidiary. Expenses are likewise calculated, and reported in the Prospectus, on a consolidated basis.

(h)	For a Subsidiary organized outside the United States, please confirm that the Subsidiary and its board agree to designate an agent for service of process in the United States.

Response: As requested, the Fund supplementally confirms that each Subsidiary and its board agree to designate an agent for service of process in the United States.

United States Securities and Exchange Commission June 21, 2024 Page 4

(i)

Please disclose that, if the Fund will only invest through Subsidiaries, the Fund does not, or does not intend to, create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Response: The Fund respectfully submits that it does not intend to invest solely through wholly owned subsidiaries. In addition, the Fund may from time to time may invest in operating companies that, in the course of their business, invest in assets other than securities. Accordingly, the Fund respectfully declines to add the requested disclosure.

3. In “General Business of PennantPark Floating Rate Capital,” please disclose what “managed assets” means for the purposes of the 80% policy.

Response: The Fund has revised the disclosure in response to the Staff’s comment.

4. In “Risks associated with our Business,” please add hyperlinks to the latest Forms 10-K and 10-Q as required by Rule 0-4(d) under the 1940 Act.

Response: The Fund has added hyperlinks to the relevant disclosure in response to the Staff’s comment.

5.  If the Fund is investing in covenant lite loans and such investing is a principal strategy, please add disclosure of risks of such loans or show supplementally where in the Form 10-K these risks are disclosed.

Response: The Fund confirms that investing in covenant lite loans is not a principal strategy of the Fund.

6. Please confirm whether the costs associated with preferred stock, rights, warrants and debt are reflected in the fee table.

Response: The Fund will include the costs associated with preferred stock, rights, warrants and/or debt in the applicable prospectus supplement in connection with the issuance of any such securities.

7. Please make sure that all acronyms used in the Form N-2 are defined. We did not find PTSF’s definition.

Response: The Fund has added the definition of “PTSF” in response to the Staff’s comment.

United States Securities and Exchange Commission June 21, 2024 Page 5

8. Under “Risk Factors” heading, add hyperlink to the Form 10-K referenced in the second sentence as required by Rule 0-4(d) under the 1940 Act. Also, clarify what “accepted” means in the same sentence.

Response: The Fund has revised the disclosure in response to the Staff’s comment.

9. Please reconcile the disclosure of use of proceeds under “Use of Proceeds” with the disclosure under “Prospectus Summary.” State the approximate amount to be used for each purpose (Item 7.1 for Form N-2) and undertake to provide all necessary form requirements, such as for repayment of debt. Specifically, if a material part of the proceeds will be used to discharge indebtedness, state the interest rate and maturity of the indebtedness.

Response: The Fund has revised the disclosure in the Amendment to reconcile the disclosure of use of proceeds under “Use of Proceeds” with the disclosure under “Prospectus Summary.” The Fund will include the requested disclosures in the relevant prospectus supplements in connection with any offering under the Amendment.

10. Under “Senior Securities” heading, add hyperlink to the Form 10-K referenced in the second sentence as required by Rule 0-4(d) under the 1940 Act and clarify what “accepted” means.

Response: The Fund has revised the disclosure to address the Staff’s comments.

11. Under “Portfolio Management”, if any of the individuals identified are portfolio managers, please so disclose and use the term portfolio manager. Please disclose information required by Item 21.1 for each portfolio manager that manages these other accounts.

Response: The Fund has revised the disclosure in response to the Staff’s comments.

12. Immediately following the sentence “Our charter contains such a provision, which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act”, please add a statement that says “nothing in the charter modifying, restricting or eliminating the duties or liabilities of directors will apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.”

Response: The Fund has revised the disclosure in response to the Staff’s comment.

United States Securities and Exchange Commission June 21, 2024 Page 6

13. File the actual agreements rather than forms of agreements for exhibits (h)(1) (Form of Underwriting Agreement for debt), (h)(2) (Form of Underwriting Agreement for equity), (j) (Form of Custodian Agreement), (k)(1) (Form of Stock Transfer Agency Agreement) and (k)(3) (Form of Trademark License Agreement).

Response: The Fund respectfully confirms that it has filed its existing underwriting agreements for equity under its at-the-market program equity program as exhibits (h)(3), (h)(4) and (h)(5) in the Amendment. The form of underwriting agreement (h)(1) and the form of underwriting agreement (h)(2) for debt are illustrative forms only; to the extent any such agreement is entered into in connection with any issuance of securities under the registration statement, the applicable underwriting agreement will be filed with the SEC and incorporated into the prospectus by reference. The Fund has filed the executed custodian agreement, stock transfer agency agreement and trademark license agreement as exhibits (j), (k)(1) and k(3), respectively.

14. Please confirm that the prospectus supplement for any Rights Offering will disclose an example showing the extent of the dilutive effect when the subscription price is below NAV on the pricing date. Please enhance first sentence after Table of Contents of such prospectus supplement to say that the offering may substantially dilute the aggregate NAV of shares owned by those stockholders who do not fully exercise their rights, and these stockholders should expect to own a smaller proportional interest in the Fund upon completion of the offering than before the offering. Please also include that disclosure on the cover page of the prospectus supplement.

Response: The Fund confirms that any prospectus supplement for any Rights Offering will include the above disclosure.

15.  Please file the power of attorney for the signatures page as a separate exhibit (Rule 483(b)).

Response: The Fund has added the power of attorney as a separate exhibit.

* * * * * * * * * *

If you have any questions, please contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

United States Securities and Exchange Commission June 21, 2024 Page 7

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	Arthur H. Penn
Richard T. Allorto, Jr.
PennantPark Floating Rate Capital Ltd.
Stephen R. Pratt
Ross A. MacConnell
Paul Stevens
Dechert LLP